Free Writing Prospectus

Filed pursuant to Rule 433

Registration number 333-130044-02

April 26, 2007

FINAL TERM SHEET

EVEREST REINSURANCE HOLDINGS, INC.

6.60% Fixed to Floating Rate Long Term Subordinated Notes due 2067 (“LOTSSM”)

Issuer:	Everest Reinsurance Holdings, Inc.

Principal Amount:	$400,000,000

Security Type:	Junior Subordinated Notes (LoTSSM) due 2067

Legal Format:	SEC Registered

Trade Date:	April 26, 2007

Settlement Date:	May 3, 2007 (T+5)

Scheduled Maturity:	May 15, 2037, or if such date is not a business day, the following business day

Final Maturity:	May 1, 2067, or if such date is not a business day, the following business day

Price to Public:	99.909%

Interest during Fixed Rate Period:	From and including May 3, 2007 to but excluding May 15, 2017, at the annual rate of 6.60%, payable semi-annually in arrears on November 15 and May 15 of each year, commencing on November 15, 2007, subject to the Issuer’s right to defer interest on one or more occasions for up to ten consecutive years.

Interest during Floating Rate Period:	From and including May 15, 2017 through maturity at a floating rate based on the 3-month LIBOR Rate plus 238.5 basis points (2.385%), reset quarterly, payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, subject to the Issuer’s right to defer interest on one or more occasions for up to ten consecutive years.

Benchmark Treasury:	4.625% due February 15, 2017

Benchmark Treasury Yield:	4.692%

SMLoTS is a service mark of Wachovia Corporation

Spread to Benchmark:	Plus 192 basis points (1.92%)

Yield to Public:	6.612%

Proceeds to Issuer Before Expenses:	$399,636,000

Commissions to Underwriters:	1.00% PER LoTSSM; $4,000,000

Net Proceeds to Issuer After Deducting Underwriting Commissions and Expenses:	$394,886,000

Optional Redemption:

On or after May 15, 2017, in whole or in part at 100% of the principal amount plus accrued and unpaid interest.

Prior to May 15, 2017, in whole but not in part at the applicable redemption price, which will equal the greater of (x) 100% of the principal amount of the LoTSSM being redeemed and (y) the present value of a principal payment on May 15, 2017 and scheduled payments of interest that would have accrued from the redemption date to May 15, 2017 on the LoTSSM being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the treasury rate plus the applicable spread (as defined below), in each case plus accrued and unpaid interest.

Applicable Spread:	Applicable spread means 0.50% in the case of a rating agency event or tax event and 0.25% in all other cases.

Denominations:	$1,000 and integral multiples thereof

CUSIP/ISIN:	299808AE5 / US299808AE55

Book Running Managers:	Wachovia Capital Markets, LLC (Sole Structuring Coordinator) Citigroup Global Markets Inc.

Joint Lead Managers:	Deutsche Bank Securities Inc. J.P. Morgan Securities Inc. HSBC Securities (USA) Inc.

Co-Managers:	Banc of America Securities LLC Greenwich Capital Markets, Inc. ING Financial Markets LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC

Terms used but not defined in this term sheet have the meanings assigned to them in the preliminary prospectus supplement dated April 25, 2007.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus for this offering in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling:

Wachovia Capital Markets, LLC Citigroup Global Markets Inc.	1-866-289-1262 1-877-858-5407